UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

United Rentals, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

911363109

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 16,297,184 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 16,297,184 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,297,184 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 880,649 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 880,649 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 880,649 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,177,833 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,177,833 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,177,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Capital Management IV, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,177,833 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,177,833 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,177,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Principal Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,177,833 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,177,833 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,177,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Principal Holdings I GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,177,833 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,177,833 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,177,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,177,833 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,177,833 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,177,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,177,833 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,177,833 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,177,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,177,833 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,177,833 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,177,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 4 supplements and amends the Statement on Schedule 13D jointly filed on January 8, 1999, as amended and supplemented by Amendment No. 1 thereto filed on October 30, 2001, as amended and supplemented by Amendment No. 2 thereto filed on March 4, 2003, as amended and supplemented by Amendment No. 3 thereto filed on July 25, 2007, by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership, (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands, (iii) Apollo Advisors IV, L.P., a Delaware limited partnership, (iv) Apollo Management IV, L.P., a Delaware limited partnership, and (v) with respect to Amendment No. 3, Apollo Management, L.P., a Delaware limited partnership, relating to the shares of common stock, par value $0.01 (the “Common Stock”), of United Rentals, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on January 8, 1999, Amendment No. 1 thereto filed on October 30, 2001, Amendment No. 2 thereto filed on March 4, 2003, or Amendment No. 3 thereto filed on July 25, 2007, as applicable.

Responses to each item of this Amendment No. 4 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer
Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

This Amendment No. 4 to Schedule 13D is filed jointly by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”, and together with AIF IV, the “Apollo Funds”), (iii) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV”), (iv) Apollo Capital Management IV, Inc., a Delaware corporation (“Capital Management IV”), (v) Apollo Principal Holdings, I, L.P., a Delaware limited partnership (“Apollo Principal”), (vi) Apollo Principal Holdings, I GP, LLC, a Delaware limited liability company (“Apollo Principal GP”), (vii) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”), (viii) Apollo Management, L.P., a Delaware limited partnership (“Management”), and (ix) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”).  The Apollo Funds, Advisors IV, Capital Management IV, Apollo Principal, Apollo Principal GP, Management IV, Management and Management GP are referred to collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

AIF IV and Overseas IV are principally engaged in the business of investing in securities.  Advisors IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AIF IV and the managing general partner of Overseas IV.  Management IV is principally engaged in the business of serving as the manager of each of the Apollo Funds.

Capital Management IV is the general partner of Advisors IV.  Capital Management IV is principally engaged in the business of serving as the general partner of Advisors IV.  As a result of a corporate reorganization of the Apollo advisor entities on or about July 13, 2007, the sole stockholder of Capital Management IV is Apollo Principal.  Apollo Principal is principally engaged in the business of serving as the sole stockholder of Capital Management IV and other Apollo Capital Management entities.  Principal

Holdings GP is the general partner of Principal Holdings and is principally engaged in the business of serving as the general partner of Principal Holdings.

Management is the managing general partner and a co-general partner of Management IV, and AIF IV Management, Inc., a Delaware corporation, is a co-general partner of Management IV and serves as its administrative general partner.  Management is principally engaged in the business of serving as the managing general partner of Management IV and as the manager of other Apollo management entities.  AIF IV Management, Inc. is principally engaged in the business of serving as a co-general partner of Management IV.  Management GP is the general partner of Management and is principally engaged in the business of serving as the general partner of Management.

The address of the principal office of AIF IV Management, Inc. is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of Management GP and Apollo Principal GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On December 23, 2007, the Issuer terminated the Merger Agreement with RAM Holdings, Inc. and RAM Acquisition Corp., which automatically terminated the Voting Agreement to which the Apollo Funds were a party.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

The Apollo Funds own of record an aggregate of 1,844,500 shares of Common Stock of the Company, including 616,200 shares purchased in ordinary market transactions between March 5, 2003 and April 28, 2003, 300,000 shares of Series C Preferred Stock and 100,000 shares of D-1 Preferred Stock.  Each share of Series C Preferred Stock is initially convertible into 40 shares of Common Stock and each share of D-1 Preferred Stock is initially convertible into 33-1/3 shares of Common Stock.  Assuming the conversion of all the shares of D-1 Preferred Stock and Series C Preferred Stock, as of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 17,177,833 shares of Common Stock, which constitutes approximately 20.0% of the outstanding shares of Common Stock of the Issuer.

(a)   See the information contained on the cover pages to this Amendment No. 4 to Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by the Reporting Persons is based on 85,786,079 outstanding shares of Common Stock of the Issuer, as reported in its Report on Form 10-Q filed with the SEC on November 1, 2007.

(b)   See the information contained on the cover pages to this Amendment No. 4 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 4 to Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See the response to Item 4 of this Amendment No. 4 to Schedule 13D, which is hereby incorporated into this Item 6 by reference.
Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated as of January 4, 2008, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	January 4, 2008	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2008	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:		APOLLO ADVISORS IV, L.P.
Its Managing General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2008	APOLLO ADVISORS IV, L.P.

		By:		APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2008	APOLLO CAPITAL MANAGEMENT IV, INC.

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2008	APOLLO PRINCIPAL HOLDINGS, I, L.P.

		By:	APOLLO PRINCIPAL HOLDINGS I GP, LLC
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2008	APOLLO PRINCIPAL HOLDINGS I GP, LLC

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2008	APOLLO MANAGEMENT IV, L.P.

		By:	APOLLO MANAGEMENT, L.P.
Its General Partner

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2008	APOLLO MANAGEMENT, L.P.

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2008	APOLLO MANAGEMENT GP, LLC

	By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Management GP and Apollo Principal GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment 4 to Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of Management GP and Apollo Principal GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and directors of Management GP and Apollo Principal GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.